Board of Governors of the Federal Reserve System

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☒ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution SouthState Bank NA

   B. Address of principal office of financial institution:

   1101 First Street South
   Address
   Winterhaven | FL | 33880
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   400 Interstate North Parkway Suite 1200
   Address
   Atlanta | GA | 30339
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Heather D. Smith	Compliance Officer	901/435-4029

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
6750 Poplar Avenue	Memphis	TN	38138	Trading, sales, acts as a government securities dealer
2845 Pheasant Run	Clearwater	FL	33759	Trading, sales, acts as a government securities dealer
600 Luckie St Suite 405	Birmingham	AL	35243	Trading, sales, acts as a government securities dealer

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Cebuhar, Brian James	Trader
Justice, Zachary Parker	Trader
Cook, Gary Neil	Trader
Jabbour, Margaret Anne	Trader
Pierce, Joseph Herbert	Trader

see additional attachment

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Heather D. Smith
Name (First, Middle, Last)

Compliance Officer
Title

Heather D. Smith
Signature

11/16/2023
Date

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Steinberg, Kenneth Alan	Trader
Boyer, Douglas Edward	First Vice President
Boyer, Patrick McBride	Vice President

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Heather D. Smith
Name (First, Middle, Last)

Compliance Officer
Title

Heather D. Smith
Signature

11/16/2023
Date